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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                          JOHNS MANVILLE CORPORATION
                           (Name of Subject Company)

                               ----------------

                          JOHNS MANVILLE CORPORATION
                     (Name of Person(s) Filing Statement)

                               ----------------

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                               ----------------

                                  478129 10 9
                     (CUSIP Number of Class of Securities)

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                              Dion Persson, Esq.
                                Vice President,
                    Assistant General Counsel and Secretary
                          Johns Manville Corporation
                                717 17th Street
                            Denver, Colorado 80202
                           Telephone: (303) 978-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                      and
            Communications on Behalf of Person(s) Filing Statement)

                                With a Copy to:

                            Stephen F. Arcano, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                            Telephone: 212-735-3000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  (a) Name and Address.

  The name of the subject company is Johns Manville Corporation, a Delaware corporation ("Johns Manville"). The address and telephone number of the principal executive offices of Johns Manville is 717 17th Street, Denver, Colorado 80217-5108, (303) 978-2000.

  (b) Securities.

  The title of the class of equity securities to which this Statement (as defined below) relates is the common stock, par value $0.01 per share, of Johns Manville (the "Common Stock"). As of December 28, 2000, there were approximately 137,417,416 shares of the Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

  (a) Name and Address.

  This Solicitation/Recommendation Statement (this "Statement") is being filed by Johns Manville. The address and telephone number of Johns Manville are set forth in Item 1 above.

  (b) Tender Offer.

  This Statement relates to the offer to purchase all of the outstanding shares of Common Stock which is described in a Tender Offer Statement on Schedule TO (the "Schedule TO") of J Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Berkshire Hathaway Inc. ("Parent"), filed with the Securities and Exchange Commission (the "Commission") on December 29, 2000. According to the Schedule TO, the Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto constitute the "Offer"), to purchase any and all of the outstanding shares of Common Stock for $13.00 per share, net to the seller in cash, without interest thereon (the "Offer Price"). The address of the Parent and Purchaser, as set forth in the Schedule TO, is 1440 Kiewit Plaza, Omaha, Nebraska 68131. Copies of the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits 1 and 2, respectively, hereto and are incorporated herein by reference.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 19, 2000 (the "Merger Agreement"), among Johns Manville, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser shall be merged with and into Johns Manville (the "Merger"), and Johns Manville shall continue as the surviving corporation (the "Surviving Corporation"). The Merger Agreement further provides that those shares of Common Stock that are not acquired in the Offer (other than shares of Common Stock held by Parent, Purchaser and their subsidiaries and other than shares as to which dissenters' rights of appraisal have been exercised) shall be converted in the Merger into the right to receive $13.00 per share of Common Stock in cash (the "Merger Consideration").

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  (a) Conflicts of Interest.

  Certain contracts, agreements, arrangements or understandings between Johns Manville and its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Schedule 14f-1 which is attached as Annex B hereto and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits and in Annex B hereto) or incorporated by reference herein, to the knowledge of Johns Manville, as of the date hereof there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between Johns Manville or its affiliates and (i) Johns Manville's executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

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  The Merger Agreement. The summary of the Merger Agreement contained in the
Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 3 hereto and is incorporated herein by reference.

  Stockholder Agreement. The summary of the Stockholder Agreement, dated as of December 19, 2000 (the "Stockholder Agreement"), among Parent, Purchaser and Manville Personal Injury Settlement Trust (the "Trust"), contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Stockholder Agreement. A copy of the Stockholder Agreement has been filed as Exhibit 4 hereto and is incorporated herein by reference.

  Amended and Restated Tax Matters and Amended Trust Relationship
Agreement. The summary of the Amended and Restated Tax Matters and Amended Trust Relationship Agreement, dated as of December 19, 2000 (the "Tax Matters Agreement"), between Johns Manville and the Trust, contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Tax Matters Agreement. A copy of the Tax Matters Agreement has been filed as Exhibit 5 hereto and is incorporated herein by reference.

  Amendment to the Supplemental Agreement. The summary of the Third Amended and Restated Supplemental Agreement, an agreement to be entered into between the Trust and Johns Manville (the "Amended Supplemental Agreement") at the closing of the transactions contemplated by the Tax Matters Agreement, contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this
Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Amended Supplemental Agreement. A copy of the form of the Amended Supplemental Agreement has been filed as a part of Exhibit 5 hereto and is incorporated herein by reference.

  Amendment to the Trust Agreement. The summary of the amendment to the Manville Trust Amended and Restated Trust Agreement, an amendment to be entered into between Johns Manville and the trustees to the Trust (the "Amendment to the Trust Agreement") at the closing of the transactions contemplated by the Tax Matters Agreement, contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Amendment to the Trust Agreement. A copy of the form of the Amendment to the Trust Agreement has been filed as a part of Exhibit 5 hereto and is incorporated herein by reference.

  Escrow Agreement. The summary of the escrow agreement to be entered into by and among Johns Manville, the Trust and an escrow agent (the "Escrow Agreement") at the closing of the transactions contemplated by the Tax Matters Agreement, contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Escrow Agreement. A copy of the form of the Escrow Agreement has been filed as a part of Exhibit 5 hereto and is incorporated herein by reference.

  Trust Letter Agreement. The summary of the letter agreement, dated December 19, 2000, between Johns Manville and the Trust (the "Trust Letter Agreement"), contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this
Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description

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of the terms and provisions of the Trust Letter Agreement. A copy of the Trust
Letter Agreement has been filed as Exhibit 6 hereto and is incorporated herein by reference.

  Share Purchase Agreement. The summary of the Share Purchase Agreement, dated December 19, 2000, between Johns Manville and the Trust (the "Share Purchase Agreement"), contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Share Purchase Agreement. A copy of the Trust Letter Agreement has been filed as Exhibit 7 hereto and is incorporated herein by reference.

  Interests of Certain Persons in the Transaction. Certain members of Johns Manville's Board of Directors (the "Board") and management may be deemed to have certain interests in the Offer and the Merger that are in addition to their interest as stockholders of Johns Manville generally. The Board was aware of and discussed these interests in connection with its consideration and approval of the Merger Agreement. In considering the recommendation of the Board with respect to the Offer and the Merger, the stockholders should be aware of these interests which may present actual or potential conflicts of interest.

  Employment Arrangements. Existing arrangements with executive officers and certain other salaried executives of Johns Manville are described in Annex B. There is a possibility that Mr. Henry will be employed by the Surviving Corporation following the consummation of the Merger, however, no employment agreement has been entered into and no specific terms of employment have otherwise been offered or finalized.

  Employee Awards. Pursuant to the Merger Agreement, immediately following the acceptance for payment of shares of Common Stock by Purchaser tendered in the Offer, the following will occur with respect to all employee equity awards of Johns Manville. The holders of outstanding employee stock options will be entitled to receive an amount of cash computed by multiplying (i) the excess, if any, of (A) the greater of (x) $13.00 and (y) the highest fair market value per share at any time during the 60-day period preceding the acceptance for payment of shares of Common Stock tendered in the Offer, over (B) the exercise price per share subject to such option by (ii) the number of shares subject to such option. Each share of deferred stock will be cancelled and the holder will be entitled to receive an amount in cash equal to the greater of
(x) $13.00 and (y) the highest fair market value per share at any time during the 60-day period preceding the acceptance for payment of shares of Common Stock tendered in the Offer. Finally, cash payments of $13.00 per unit deemed invested in Common Stock will be made in settlement of deferral accounts under Johns Manville's Deferred Compensation Plan and Non-Employee Directors' Deferred Compensation Plan.

  Agreement to Maintain Benefits. Pursuant to the Merger Agreement, the Surviving Corporation will honor all employee, officer and director contracts, agreements, arrangements, policies, plans and commitments of Johns Manville in effect on December 19, 2000 and will assume all of Johns Manville's employment, retention, consulting and severance agreements in effect on December 19, 2000 and maintain for a period of one year after the Effective Time certain core benefits that are no less favorable than those currently provided, except for any employee benefits which provide for the issuance of equity securities in the Surviving Corporation. In addition, the Surviving Corporation will continue to maintain the Johns Manville Separation Policy in effect on December 19, 2000 for a period of eighteen months following the Effective Time, without amending it in any way as to be adverse to the participants.

  Incentive Bonuses. Pursuant to the Merger Agreement, if the Merger shall then have occurred, the Surviving Corporation will pay, no later than February 15, 2001, bonuses under Johns Manville's annual incentive compensation plans previously approved by the compensation committee of the Board. If the Merger shall not then have occurred, the Company will pay such bonuses.

  Directors' and Officers' Indemnification. Pursuant to the Merger Agreement, the articles of incorporation and bylaws of the Surviving Corporation will contain the same provisions on indemnification of officers and directors that Johns Manville's articles of incorporation and by-laws contained at the date of the Merger Agreement. The indemnification provisions are not to be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights of individuals who

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prior to the Effective Time were directors or officers of Johns Manville. The
Merger Agreement also provides that the Surviving Corporation will indemnify any employee, agent, director or officer of Johns Manville to the fullest extent permitted by applicable law, with respect to any claim, liability, loss, damage, cost or expense, whenever asserted or claimed, based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the Effective Time. Parent also agrees, pursuant to the Merger Agreement, to indemnify any directors, officers, employees and agents of Johns Manville, provided that, such indemnification will not be applicable to any claims made against the indemnified parties if a judgment established that their acts or omissions were (i) committed in bad faith or
(ii) arising out of any improper profit or advantage.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Johns Manville Board of Directors

  THE BOARD OF DIRECTORS OF JOHNS MANVILLE (1) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE AND ARE IN THE BEST INTERESTS OF STOCKHOLDERS OF JOHNS MANVILLE, (2) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (3) HAS RECOMMENDED THAT STOCKHOLDERS TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

  A letter to Johns Manville's stockholders communicating the Board's recommendations and the press release announcing the Merger Agreement and related transactions are filed as Exhibits 8 and 9 hereto, respectively, and are incorporated herein by reference.

  (b)(i) Background of the Offer; Contacts with Parent

  The Board, as part of its ongoing oversight and planning, has from time to time considered various financial and other alternatives that might be available to increase the value of the Common Stock to all of John Manville's stockholders. In the context of review of these alternatives, the Board considered Johns Manville's statutory liability for federal income taxes imposed on the designated settlement fund portion of the Trust, and its contractual liability to the Trust for other income taxes and tentatively agreed to a payment of $90,000,000 to be made by Johns Manville to the Trust, subject to the consummation of a merger or sale transaction, in return for the Trust's agreement to indemnify Johns Manville against its statutory liability for federal income taxes accruing on income of the designated settlement fund portion of the Trust and to eliminate Johns Manville's contractual liability to the Trust for the payment of the Trust's income taxes.

  On January 25, 1999, Johns Manville issued a press release publicly announcing that it would undertake a review of strategic alternatives available to maximize stockholder value and that such alternatives included a possible sale or merger of Johns Manville. Following the issuance of the January 25 press release and through early February 1999, J.P. Morgan Securities Inc. ("J.P. Morgan") and Goldman, Sachs & Co., the Trust's financial advisor, contacted potentially interested parties. By mid-April 1999, it became apparent that the process would not result in acceptable bids being obtained. The Board was updated as to these developments at a meeting held on April 19, 1999, and on April 20, 1999, Johns Manville issued a press release to that effect. The press release also stated that Johns Manville and the Trust would explore other options to maximize stockholder value.

  From June 1999 through September 1999, Johns Manville engaged in discussions with a leveraged buyout firm concerning a possible acquisition of Johns Manville. In July 1999, the leveraged buyout group advised representatives of Johns Manville that it would be prepared to pursue a transaction at a cash price of $15.63 in cash.

  In September 1999, the leveraged buyout firm informed representatives of Johns Manville that it was not willing to pursue a transaction at the price level previously indicated, although it would be willing to consider a transaction at a lower price. Thereafter, talks with the leveraged buyout firm were terminated.

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  Later in 1999 and in 2000, Johns Manville received oral and written indications of interest relating to the acquisition of Johns Manville.

  On June 22, 2000, Johns Manville entered into a merger agreement with an investor group led by affiliates of Hicks, Muse, Tate & Furst Incorporated and Bear Stearns Merchant Banking (the "Hicks, Muse/Bear Stearns Group"). This agreement provided for a merger transaction in which each share of Common Stock held by stockholders of Johns Manville (other than with respect to a portion of the shares of Common Stock held by the Trust and some members of Johns Manville management) would be converted into the right to receive $13.625 in cash and .02 of share of a 13% redeemable pay-in-kind preferred stock of the surviving corporation having a liquidation value of $100 per full preferred share. A portion of the shares of Common Stock held by the Trust and management would be retained as common stock in the surviving corporation.

  On October 19, 2000, when Johns Manville announced its financial results for its third quarter, it also announced that it did not believe that it would complete on the previously announced terms its merger agreement with the Hicks Muse/Bear Stearns Group. Shortly thereafter, a subsidiary of Parent began buying shares of Common Stock in ordinary open market purchases without notice to Johns Manville. As of December 8, 2000, Parent beneficially owned approximately 3.2% of the then-outstanding shares of Common Stock.

  On December 8, 2000, Johns Manville announced the termination of that prior merger agreement. Johns Manville and the other parties to that prior agreement had been unable to renegotiate acceptable terms for the merger, and had mutually agreed to its termination as a result of weak industry conditions, an increasingly negative outlook for the economy, and unfavorable financing markets.

  On December 11, 2000, Charles T. Munger, Vice-Chairman of Parent, telephoned Robert A. Falise, a member of the Board of Directors of Johns Manville (the "Board") and Chairman and Managing Trustee of the Trust. Mr. Munger told Mr. Falise that Parent would be interested in making an offer to acquire Johns Manville. Later that day, Mr. Munger and Warren E. Buffett, Chairman and Chief Executive Officer of Parent, spoke by telephone with Mr. Falise and William E. Mayer, a director of Johns Manville, and proposed that Parent would acquire the entire equity interest in Johns Manville for $13.00 per share in cash, with no financing contingency and on definitive terms and conditions to be negotiated. Messrs. Buffett and Munger stated that Parent was in a position to quickly negotiate and execute a definitive agreement, and did not need to conduct a due diligence review other than its review of publicly available information.

  On December 12, 2000, the Board held a special meeting and reviewed the proposal from Parent. At that meeting, the Board received a presentation from representatives of J.P. Morgan as to analyses conducted by it with respect to Johns Manville. The Board determined to continue discussions with Parent in order to ascertain whether a mutually acceptable transaction could be obtained. In that regard, the Board appointed a special committee composed of Messrs. Falise and Mayer, Todd Goodwin and Michael N. Hammes to review, negotiate, evaluate and recommend to the board what action should be taken with respect to Parent's proposal.

  Following the December 12, 2000 Board meeting, Mr. Falise and Mr. Mayer telephoned Mr. Buffett and Mr. Munger and indicated Johns Manville's and the Trust's interest in pursuing Parent's proposal. While Messrs. Falise and Mayer attempted to negotiate an increased price, Mr. Buffett declined to increase the consideration for Parent's proposal. That day, Parent's legal counsel contacted Johns Manville's legal counsel to commence the preparation of definitive acquisition agreements. Johns Manville's counsel provided a draft merger agreement to Parent's counsel and the Trust's counsel on December 13, 2000. The Trust's counsel shortly thereafter provided drafts of the Stockholder Agreement and the Tax Matters Agreement, together with the agreements contemplated thereby, to Parent and Johns Manville. From that day through December 19, 2000, representatives of Parent, Johns Manville, and the Trust, and their respective legal counsel, negotiated the terms and conditions of the Merger Agreement, Stockholder Agreement, Tax Matters Agreement and the agreements contemplated thereby.

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  During the same period, Johns Manville and the Trust negotiated the terms of
(i) the Share Purchase Agreement providing for Johns Manville to repurchase from the Trust prior to December 31, 2000, 10,500,000 shares of Common Stock at a price equal to $13.00 per share (or $136,500,000 in the aggregate) and
(ii) the Trust Letter Agreement providing, among other things, that Johns Manville would not amend the Merger Agreement or consent to the waiver of any condition to the Offer without the prior written consent of the Trust, and that under certain circumstances the Trust would reimburse Johns Manville for the termination fee, if any, required to be paid by Johns Manville to Parent under the Merger Agreement.

  On December 16, 2000, the special committee of the Board met to discuss the proposed transaction. At this meeting, the special committee received an update as to the progress of negotiations with Parent's counsel, as well as a summary of the proposed structure and terms of the transaction, and outstanding issues. The special committee also received a presentation from representatives of J.P. Morgan as to its financial analyses of the proposed transactions.

  Negotiation of the transaction agreements continued following this meeting through December 19, 2000.

  A special meeting of the Board was held on December 19, 2000 to consider the proposed transaction. At this meeting, the Board was updated on the progress of negotiations since the last board meeting. The Board received a financial presentation from J.P. Morgan and received the opinion of J.P. Morgan to the effect that the $13.00 in cash to be received by holders of Common Stock (other than the Trust) in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The Board reviewed the terms of the proposed Merger Agreement, the Stockholder Agreement, the Tax Matters Agreement and the agreements contemplated thereby, the Trust Letter Agreement and the Share Purchase Agreement. The Board also received a report from Mr. Falise as to a meeting of the trustees of the Trust earlier in the day. The Board also received the recommendation of the special committee with respect to the proposed transaction.

  Without the directors present who are trustees of the Trust, the Board considered approval of the Tax Matters Agreement and related agreements, and the directors received a presentation from J.P. Morgan regarding its analysis of the Tax Matters Agreement and received the opinion of J.P. Morgan to the effect that the $90,000,000 consideration to be paid to the Trust pursuant to the Tax Matters Agreement was fair, from a financial point of view, to the holders of Common Stock other than the Trust for the assumption by the Trust of the tax liabilities.

  When the directors who are also trustees of the Trust rejoined the meeting, they advised the Board that the Trust had approved the proposed transaction subject to approval by the Board. Following the conclusion of its consideration, the Board approved the Merger Agreement and the other relevant agreements.

  Also on December 19, 2000, Parent's board of directors met and approved the Merger Agreement, the Stockholder Agreement, and the transactions contemplated by those agreements.

  Following the Board meeting and the meeting of the trustees of the Trust, Parent, Johns Manville, and the Trust finalized all of the agreements. Johns Manville and the Trust executed the Share Purchase Agreement. Following that, Parent, Purchaser, and Johns Manville executed the Merger Agreement; Parent and the Trust executed the Stockholder Agreement; and Johns Manville and the Trust executed the Tax Matters Agreement and the Letter Agreement. A joint press release announcing the transaction was issued early on December 20, 2000.

  (ii) Reasons for the Johns Manville Board's Recommendation

  In reaching its conclusions and determining to make the recommendations described above, the Board considered a number of factors, including, without limitation, the following material factors:

  (1) The Board's review of Johns Manville's business, operations, financial condition, earnings and prospects and the general economic and industry conditions affecting Johns Manville.

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  (2) The Board's review of possible alternatives to the proposed Offer and
Merger, the potential value to stockholders of these alternatives and the timing and likelihood of actually consummating any of these alternatives, particularly in light of the termination of the proposed merger transaction with the Hicks, Muse/ Bear Stearns Group, or achieving additional value from these alternatives, including the possibility that Johns Manville's future performance might not lead to a stock price having a higher present value than the Offer Price to be received by holders of Common Stock pursuant to the Offer.

  (3) The financial and other terms and conditions of the Merger Agreement and related agreements and transactions.

  (4) The financial presentation of J.P. Morgan and the opinion of J.P. Morgan to the effect that, as of December 19, 2000, the $13.00 in cash per share of Common Stock to be paid to holders of shares of Common Stock (other than the Trust) in the Offer and the Merger was fair, from a financial point of view, to such stockholders.

  (5) The Board considered the fact that the Merger Agreement provides for a first-step cash tender offer for all outstanding shares of Common Stock, thereby enabling stockholders who tender their shares of Common Stock to receive promptly the Offer Price in cash, and that stockholders who do not tender their shares of Common Stock will receive the same cash price in the subsequent Merger.

  (6) The Board considered that the Merger Agreement was agreed to by the Board only after issuance by Johns Manville of a press release in January 1999 regarding its review of strategic alternatives, significant publicity concerning the review by Johns Manville of its strategic alternatives, contact with, and due diligence by, a number of potential bidders over an extended period of time and negotiation and execution of a definitive merger agreement with the Hicks, Muse/Bear Stearns Group, and the termination of the merger agreement with the Hicks, Muse/Bear Stearns Group.

  (7) The Board considered the limited conditions to Purchaser's obligations to consummate the Offer and the Merger and the likelihood that the Offer and the Merger will be consummated promptly. In particular, the Board considered that the Offer is not conditioned upon the receipt of financing. The Board also considered the financial condition and business reputation of Parent and Parent's ability to complete the Offer and the Merger in a timely manner and the fact that Parent was willing to promptly pursue a transaction without conducting due diligence other than the review of publicly available information.

  (8) The Board considered the fact that the closing price per share of Common Stock on December 18, 2000, the last trading day prior to the execution of the Merger Agreement, was $10.06; that the closing price of $13.94 per share of Common Stock on December 31, 1999 was the highest closing price per share at which the Common Stock traded in the twelve months prior to execution of the Merger Agreement; and that the closing price of $7.50 on March 9, 2000 was the lowest closing price per share at which the Common Stock traded in the twelve months prior to December 19, 2000.

  (9) The Board considered the possibility that if the Offer and the Merger were not to be consummated, the price of the Common Stock could decline below the current trading price.

  (10) The Board considered the terms of the Stockholder Agreement between Parent, Purchaser and the Trust, including the fact that following receipt of an order of the U.S. bankruptcy court, the Trust will be obligated to tender all of its shares, approximately 74.4% (after giving effect to the consummation of the transaction contemplated by the Share Purchase Agreement) of the outstanding shares of Common Stock, in the Offer.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Board did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, the Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the

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Board's ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including thorough discussions with and questioning of management and Johns Manville's legal and financial advisors. In considering the factors described above, individual members of the Board may have given different weight to different factors. Considering all these factors as a whole, the Board considered the factors to be favorable to and to support its determination on balance.

  THE JOHNS MANVILLE BOARD OF DIRECTORS RECOMMENDS THAT ALL HOLDERS OF JOHNS MANVILLE COMMON STOCK TENDER THEIR SHARES PURSUANT TO THE OFFER.

  (c) Intent to Tender.

  After reasonable inquiry and to the best of Johns Manville's knowledge, each executive officer, director and affiliate of Johns Manville currently intends to tender all outstanding shares of Common Stock, held of record or beneficially owned by such person, to Purchaser at or prior to the expiration date of the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

  Pursuant to an engagement letter dated January 20, 1999, Johns Manville retained J.P. Morgan to act as its exclusive financial advisor in connection with any sale, merger or business combination. Pursuant to the terms of J.P. Morgan's engagement, Johns Manville has agreed to pay J.P. Morgan for its services an aggregate financial advisory fee of approximately $9.0 million. Johns Manville also has agreed to reimburse J.P. Morgan for reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by J.P. Morgan, and to indemnify J.P. Morgan and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of J.P. Morgan's engagement. J.P. Morgan has informed Johns Manville that its parent company has entered into a merger agreement with The Chase Manhattan Corporation ("Chase") pursuant to which a merger of these two entities is expected to be consummated in early 2001. J.P. Morgan and its affiliates (including Chase) have in the past provided, and currently are providing, financial services to certain affiliates of Johns Manville unrelated to the Offer and the Merger, for which services J.P. Morgan has received and will receive compensation. In the ordinary course of business, J.P. Morgan and its affiliates (including Chase) may actively trade or hold the securities of Johns Manville, Parent and their affiliates for J.P. Morgan's, its affiliates' and Chase's account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither Johns Manville nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

  Except as described herein, during the past 60 days, no transactions in Common Stock have been effected by Johns Manville or, to the best of Johns Manville's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

  (a) Except as set forth in this Statement, Johns Manville is not engaged in any negotiation in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Johns Manville or any subsidiary of Johns Manville,
(ii) a purchase, sale or transfer of a material amount of assets by Johns Manville or any subsidiary of Johns Manville, (iii) a tender offer for or other acquisition of securities by or of Johns Manville or (iv) any material change in the present dividend policy or indebtedness or capitalization of Johns Manville.

  (b) Except as described in Items 3 or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information.

  (a) Antitrust; Competition Filings

  The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

  Parent expects to file its Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on or about January 2, 2001. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth day after the date Parent's form is filed, unless early termination of the waiting period is granted. However, the Antitrust Division or FTC may extend the waiting period by requesting additional information or documentary material from Parent or Johns Manville. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period can be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Purchaser will not accept for payment shares of Common Stock tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of shares of Common Stock by Purchaser pursuant to the Offer and the Merger. At any time before or after Purchaser's purchase of shares of Common Stock, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of shares of Common Stock pursuant to the Offer or seeking divestiture of shares of Common Stock acquired by Purchaser or the divestiture of substantial assets of Parent, Johns Manville or any of their respective subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

  Under the Competition Act (Canada), R.S. 1985, c.C-34, as amended (the "Canadian Competition Act"), parties to a merger are required to pre-notify the Commissioner of Competition (the "Commissioner"), who is responsible for the administration and enforcement of the Canadian Competition Act, and provide detailed information with respect to the proposed merger, where two thresholds related to the size of the parties to the transaction and to the size of the transaction are met or exceeded. Parent, Purchaser and Johns Manville have determined that the two thresholds set forth in the Canadian Competition Act have been met, and thus pre-notification is required to the Commissioner. Accordingly, two Short Form Information Forms for Notifiable Transactions will be filed by Purchaser/Parent and Johns Manville with the Commissioner on or about January 5, 2001, or as soon thereafter as practicable. As provided for under the Canadian Competition Act, where a Short Form is used, the parties to a merger may not complete the transaction before the expiration of a waiting period of 14 calendar days following the filing of the required information with the Commissioner. During such waiting period, the Commissioner may request that the parties provide additional information and/or complete a Long Form Information Form. Where a Long Form is requested, the waiting period of 42 calendar days does not begin until the Long Form is filed with the Commissioner. Parent, Purchaser and Johns Manville intend to complete the transaction only upon the expiration of the relevant waiting period or after they have received a "no action" letter from the Commissioner indicating that he will not make an application to the Competition Tribunal in respect of the transaction. Purchaser will not accept for payment shares of Common Stock tendered pursuant to the Offer unless and until the waiting period requirements imposed by the Canadian Competition Act with respect to the Offer have been satisfied. The Commissioner has the authority to challenge a merger regardless of its size and regardless of whether the parties are required to pre-notify the Commissioner of the transaction. Such challenges must be made on the basis that the transaction is likely to result in a "substantial lessening or prevention of competition" in a market.

  Under the Council Regulation (EEC) No 4064/89 of December 21, 1989 on the control of concentrations between undertakings, as amended ("EC Merger Regulation"), parties to a concentration are required to pre-notify the Directorate-General for Competition of the European Commission ("the European Commission"), who is responsible for the administration and enforcement inter alia of the EC Merger Regulation, and provide detailed information with respect to the proposed concentration, where one of two alternative turnover thresholds is met or exceeded.

  Parent, Purchaser and Johns Manville have determined that the turnover threshold set forth in Article 1(2) of the EC Merger Regulation is met, and thus pre-notification is required to the European Commission. Purchaser, Parent and Johns Manville are currently beginning the pre-notification process with the European Commission. Article 7 of the EC Merger Regulation provides that the parties to a merger may not complete the transaction before the adoption of a decision declaring the transaction compatible under Article 6(1)(b) or Article 8(2) of the EC Merger Regulation, or after the expiry of one month pursuant to the presumption of Article 10(6) of the EC Merger Regulation if no decision is adopted by the European Commission. Article 7 of the EC Merger Regulation also provides that this automatic suspension of the transaction shall not prevent the implementation of a public bid which has been notified to the European Commission, provided that the acquiror does not exercise the voting rights attached to the securities in question and the acquiror does not exercise any control over the target, until a clearance decision (or express derogation) is received from the European Commission.

  Johns Manville conducts operations in a large number of other jurisdictions throughout the world, where other antitrust filings or approvals may be required in connection with the completion of the Offer and the Merger. Parent, Purchaser and Johns Manville currently intend to make filings or seek approvals in certain other jurisdictions; however, Parent and Johns Manville do not expect such filings or approvals to materially delay the consummation of the transactions contemplated by the Merger Agreement.

  (b) State Antitakeover Statutes.

  Section 203 of the Delaware General Corporation Law ("DGCL"), in general, prohibits a Delaware corporation, such as Johns Manville, from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement because the Merger Agreement and the transactions contemplated thereby were approved by the Board prior to the execution thereof.

  (c) Short Form Merger

  If Purchaser acquires pursuant to the Offer or otherwise (including 4,786,900 shares of Common Stock beneficially owned by Parent prior to the Offer) at least 90% of the then-outstanding shares of Common Stock, under the DGCL Purchaser's board of directors will be able to, and the Merger Agreement will require it to, adopt a plan of merger to effect the Merger without a vote of Johns Manville's stockholders, pursuant to Section 253 of the DGCL. If Purchaser does not acquire (including its prior holdings) at least 90% of the then-issued and outstanding Shares pursuant to the Offer or otherwise, a vote of the stockholders will be required under the DGCL to effect the Merger, and a significantly longer period of time will be required to effect the Merger. Parent, Purchaser and Johns Manville have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the consummation of the Offer.

Item 9 Exhibits.

  Exhibit
    No.
  -------
 Exhibit 1. Offer to Purchase, dated December 29, 2000.(1)(2)

 Exhibit 2. Form of Letter of Transmittal, dated December 29, 2000.(1)(2)

 Exhibit 3. Agreement and Plan of Merger, dated as of December 19, 2000, among
             Johns Manville Corporation, Berkshire Hathaway Inc. and J
             Acquisition Corporation.(1)

 Exhibit 4. Stockholder Agreement, dated as of December 19, 2000, among
             Manville Personal Injury Settlement Trust, Berkshire Hathaway Inc.
             and J Acquisition Corporation.(1)

 Exhibit 5. Amended and Restated Tax Matters and Amended Trust Relationship
             Agreement, dated as of December 19, 2000, between Manville
             Personal Injury Settlement Trust and Johns Manville
             Corporation.(1)

 Exhibit 6. Trust Letter Agreement, dated as of December 19, 2000, between
             Manville Personal Injury Settlement Trust and Johns Manville
             Corporation.(4)

 Exhibit 7. Share Purchase Agreement, dated as of December 19, 2000, between
             Manville Personal Injury Trust and Johns Manville Corporation.(1)

 Exhibit 8. Letter to Shareholders, dated December 29, 2000.(2)

 Exhibit 9. Press Release of Johns Manville Corporation, issued on December 20
             , 2000.(3)

--------
(1) Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated December 29, 2000, filed by Berkshire Hathaway Inc. and J Acquisition Corporation and incorporated herein by reference.

(2) Included in copies mailed to stockholders.

(3) Previously filed on December 20, 2000 as an exhibit to Johns Manville Corporation's Schedule 14D-9-C.

(4) Filed as Exhibit 4 to Amendment No. 18 to the Schedule 13D filed on December 22, 2000 by Manville Personal Injury Settlement Trust with respect to the Common Stock of Johns Manville Corporation and incorporated herein by reference.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          JOHNS MANVILLE CORPORATION

                                              /s/ Dion Persson
                                          By: ________________________________
                                            Name: Dion Persson
                                            Title: Vice President, Assistant
                                                General Counsel and Secretary

Dated: December 29, 2000

                                                                        Annex A

December 19, 2000

The Board of Directors
Johns Manville Corporation
717 17th Street
Denver, Colorado 80202

Lady and Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to the stockholders (other than Manville Personal Injury Settlement Trust (the "Trust")) (the "Public Stockholders") of Johns Manville Corporation (the "Company") of the consideration to be received by them in connection with the proposed Transaction (as defined below). We understand that the Company, Berkshire Hathaway Inc. (the "Buyer") and its wholly owned subsidiary, J Acquisition Corporation (the "Merger Subsidiary"), have entered into an Agreement and Plan of Merger, dated as of December 19, 2000 (the "Agreement"), pursuant to which the Merger Subsidiary will commence a cash tender offer (the "Offer") to acquire all of the outstanding common stock, par value $.01 per share, of the Company at a purchase price per share of $13.00 (the "Consideration"). Pursuant to the Agreement, the Offer will be followed by a merger of the Merger Subsidiary with and into the Company (the "Merger" and together with the Offer, the "Transaction") in which the remaining shares of common stock of the Company not tendered in the Offer will convert into the right to receive the Consideration.

  In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and the terms of other transactions we deemed relevant; (iv) current and historical market prices of the common stock of the Company; (v) the audited financial statements of the Company for the fiscal year ended December 31, 1999, and the unaudited financial statements of the Company for the period ended September 31, 2000; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company; (vii) certain internal financial analyses and forecasts prepared by the Company and its management; (viii) the Stockholder Agreement, dated as of December 19, 2000, among the Buyer, the Merger Subsidiary and the Trust; (ix) the Amended and Restated Tax Matters and Amended Trust Relationship Agreement, dated as of December 19, 2000, between the Trust and the Company; and (x) certain other agreements we deemed relevant.

  In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have visited certain representative facilities of the Company, and reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

  In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

  We note that the proposed Transaction follows a full public auction process in which we broadly solicited offers for the Company from January through April 1999. Subsequent to such auction process, the Company and we had discussions with several other potential buyers which did not result in a business combination transaction, and in June 2000, the Company agreed to enter into a merger transaction with a company jointly owned by Bear Stearns Merchant Fund Corp. and Hicks, Muse, Tate & Furst, Inc. (the "Previous Transaction"). We further understand that the agreement providing for the Previous Transaction was terminated by mutual agreement of the parties on December 8, 2000. Subsequent to the termination of the Previous Transaction, we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We have taken the foregoing circumstances into account in rendering our opinion.

  Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

  We have acted as financial advisor to the Company and the Special Committee of the Board of Directors of the Company with respect to the proposed Transaction and the Previous Transaction and have received a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated.

  For your information, our parent company, J.P. Morgan & Co. Incorporated ("J.P. Morgan"), has entered into a merger agreement with The Chase Manhattan Corporation ("Chase") pursuant to which a merger of these two entities is expected to be consummated no later than the first quarter of 2001. Please be advised that we and affiliates of Chase and J.P. Morgan may from time to time perform certain financial advisory and other commercial and investment banking services for the Buyer, affiliates thereof or companies in which they have ownership interests, for which we or they have received customary compensation. In addition, in the ordinary course of their businesses, affiliates of J.P. Morgan and Chase may actively trade the debt and equity securities of the Company or the Buyer or public companies in which the Buyer or its affiliates have ownership interests, as applicable, for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

  On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the Public Stockholders in the Offer and the Merger is fair, from a financial point of view, to such Public Stockholders.

  This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares of common stock of the Company in the Offer or how such stockholder should vote with respect to the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any Schedule TO, Schedule 14d-9, offer to purchase, proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

                                          Very truly yours,

                                          /s/ J.P. MORGAN SECURITIES INC.

                                                                        Annex B

                             INFORMATION STATEMENT
                          JOHNS MANVILLE CORPORATION
                                717 17TH STREET
                            DENVER, COLORADO 80202

                 INFORMATION STATEMENT PURSUANT TO SECTION 14F
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement is being furnished to the holders of the common stock, par value $0.01 per share ("Common Stock"), of Johns Manville Corporation, a Delaware corporation ("Johns Manville"), in connection with the designation by J Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Parent"), of certain persons as directors of Johns Manville pursuant to the terms of an Agreement and Plan of Merger, dated as of December 19, 2000 (the "Merger Agreement"), among Johns Manville, Parent and Purchaser. This Information Statement is part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of Johns Manville. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Schedule 14D-9. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF JOHNS MANVILLE'S STOCKHOLDERS.

  Pursuant to the Merger Agreement, after Purchaser has accepted for payment, and paid for, Shares pursuant to the Offer, Parent has the right to designate such number of directors, rounded up to the next whole number, to serve on the Board of Directors of Johns Manville (the "Board") as will give Parent representation on the Board equal to at least that number of directors which equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors as contemplated below) and
(ii) a fraction, the numerator of which shall be the number of shares of Common Stock beneficially owned by Parent and/or Purchaser (including shares of Common Stock accepted for payment and paid for pursuant to the Offer and the Stockholder Agreement, dated December 19, 2000, among the Manville Personal Injury Settlement Trust, Parent and Purchaser) and the denominator of which shall be the number of shares of Common Stock then outstanding. The Merger Agreement provides that Johns Manville, upon request of Parent, will take all reasonable actions to cause Parent's designees to be elected or appointed to the Board, including, without limitation, increasing the size of the Board and/or securing the resignations of incumbent directors. After the election or appointment of Parent's designees and until the consummation of the Merger, Johns Manville, Parent and Purchaser will use their respective best efforts to ensure that the Board will have at least two directors who were directors on the date of the Merger Agreement and who are not officers of Johns Manville or affiliates of Parent (the "Continuing Directors"). Following the election or appointment of Parent's designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors is required to authorize (i) any termination of the Merger Agreement by Johns Manville, (ii) any amendment of the Merger Agreement, (iii) any extension of time for performance of any obligation of or action by Parent or Purchaser under the Merger Agreement, (iv) any enforcement of or any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Johns Manville and (v) any amendment to Johns Manville's articles of incorporation or bylaws that adversely affects Johns Manville's stockholders.

  The information contained in this Annex B concerning Purchaser and Parent has been furnished to Johns Manville by Purchaser and Parent, and Johns Manville assumes no responsibility for the accuracy or completeness of any such information.

                      VOTING SECURITIES OF JOHNS MANVILLE

  As of December 28, 2000, approximately 137,417,416 shares of Common Stock were issued and outstanding, each of which entitles the holder thereof to one vote, and no other shares of capital stock were issued and outstanding.

                     BOARD OF DIRECTORS, PARENT DESIGNEES
                            AND EXECUTIVE OFFICERS

Board Biographical Information

  The persons named below are the current members of the Board. The following sets forth as to each director, his age, principal occupation and business experience, the period during which he has served as a director, and any family relationships with any other director or executive officer of Johns Manville and the directorships currently held by him in corporations whose shares are publicly registered.

                                                                         Served as
                                                                         Director
               Name              Age              Position                 Since
               ----              ---              --------               ---------
   Leo Benatar.................  70  Director                              1996

   Ernest H. Drew..............  63  Director                              1998

   Robert A. Falise............  68  Director                              1992

   Todd Goodwin................  69  Director                              1991

   Michael N. Hammes...........  59  Director                              1991

   Kathryn Rudie Harrigan......  49  Director                              1995

   Charles L. Henry............  59  Director, Chairman, CEO & President   1996

   Louis Klein, Jr. ...........  65  Director                              1992

   Christian E. Markey, Jr. ...  71  Director                              1992

   William E. Mayer............  60  Director                              1996


  LEO BENATAR, 70, has been a director since 1996. In June 1996, Mr. Benatar became an Associated Consultant of A. T. Kearney, Inc., a management consulting firm. Prior to that, Mr. Benatar was a Director of Sonoco Products Company and Chairman of Engraph, Inc., a wholly owned subsidiary of Sonoco Products Company, from October 1993 to June 1996. He was a Senior Vice President of Sonoco Products Company between 1993and 1996. Mr. Benatar is also a Director of Aaron Rents, Inc., Interstate Bakeries Corporation,
JPS Packaging, Mohawk Industries, Inc. and Paxar Corporation. Mr. Benatar is Chairman of the Health, Safety and Environment Committee and is a member of the Audit and Compensation Committees.

  ERNEST H. DREW, 63, has been a director since 1998. From July 1997 to December 1997, Dr. Drew was Former Chief Executive Officer of the Industries and Technology Group of Westinghouse Electric Industries and Corporation. Prior to joining Westinghouse, from January 1995 to June 1997, Dr. Drew served as a member of the Board of Management of Hoechst AG, a chemical and pharmaceutical company. Dr. Drew is also a Director of Ashland, Inc., Public Service Enterprise Group, Thomas & Betts Corporation and Unique Mobility, Inc. Dr. Drew is also a member of the Board Organization and Operation, Executive, Finance and Health, Safety and Environment Committees.

  ROBERT A. FALISE, 68, has been a director since1992. Mr. Falise was elected a Trustee of Manville Personal Injury Settlement Trust in December 1991, and became its Chairman and Managing Trustee in January 1992. Mr. Falise served as Chairman of the Board of Johns Manville from June to September of 1996. Mr. Falise is Chairman of the Executive Committee and is a member of the Audit, Board Organization and Operation, Compensation and Finance Committees.

  TODD GOODWIN, 69, has been a director since 1991. Mr. Goodwin has been a General Partner of the New York investment banking firm Gibbons, Goodwin, van Amerongen since 1984. Mr. Goodwin is also a Director of Merrill Lynch Funds for Institutions Series and Merrill Lynch Intermediate Government Bond Fund. Mr. Goodwin is Chairman of the Compensation Committee and is a member of the Board Organization and Operation, Executive and Finance Committees.

  MICHAEL N. HAMMES, 59, has been a director since 1993. Since January 2000, Mr. Hammes has been Chief Executive Officer and President of Sunrise Medical Inc., a manufacturer of medical supplies. Prior to joining Sunrise Medical, from November 1998 to December 1999, Mr. Hammes was the Chairman and Chief Executive Officer of The Guide Corporation, an automotive lighting business. From October 1993 to February 1997, Mr. Hammes was Chairman and Chief Executive Officer of The Coleman Company, Inc., a manufacturer of products used in the outdoor recreation and hardware industries. Mr. Hammes is also a Director of NAVISTAR. Mr. Hammes is a member of the Audit, Compensation, Executive and Finance Committees.

  KATHRYN RUDIE HARRIGAN, 49, has been a director since 1995. Ms. Harrigan is the Henry R. Kravis Professor of Business Leadership at the Columbia University Graduate School of Business, where she has been a professor in the Management and Organizations Division since 1981. Ms. Harrigan is also a Director of Cambrex Corporation. Ms. Harrigan is a member of the Finance and Health, Safety and Environment Committees.

  CHARLES L. HENRY, 59, was named Chairman of the Board, President and Chief Executive Officer of Johns Manville in September 1996. Mr. Henry was previously Chief Financial Officer and Executive Vice President at E.I. du Pont de Nemours and Company ("DuPont"). He joined DuPont in 1963 and held a number of positions beginning with Process Engineer. Mr. Henry is a member of the Board Organization and Operation, Executive, Finance and Health, Safety and Environmental Committees.

  LOUIS KLEIN, JR, 65, has been a director since 1992. Mr. Klein was elected a Trustee of Manville Personal Injury Settlement Trust in December 1991. Mr. Klein also serves as a Trustee of WT Mutual Fund. Mr. Klein is Chairman of the Audit Committee and is a member of the Compensation and Finance Committees.

  CHRISTIAN E. MARKEY, JR, 71, has been a director since 1992. Judge Markey has been a Trustee of Manville Personal Injury Settlement Trust since its inception in 1988 and is serving as a private judge specializing in dispute resolution, including trials, arbitrations and mediations. Judge Markey is Chairman of the Committee on Board Organization and Operation and is a member of the Health, Safety and Environment Committee.

  WILLIAM E. MAYER, 60, has been a director since 1996. In December 1996, Mr. Mayer formed Development Capital L.L.C., a company which invests in private and public companies. From October 1992 to December 1996, Mr. Mayer was Dean of the College of Business and Management of the University of Maryland at College Park. He is also a Director of Hambrecht & Quist, Inc., Lee Enterprises, Inc. and Premier, Inc., and serves as Trustee for the Colonial Group of Mutual Funds. Mr. Mayer is Chairman of the Finance Committee and is a member of the Audit, Board Organization and Operation and Executive Committees.

                   PARENT DESIGNEE BIOGRAPHICAL INFORMATION

  Parent has informed Johns Manville that it will choose the Parent designees from the individuals shown in the table below to serve on the Board. The information contained herein has been furnished to Johns Manville by Parent, and Johns Manville assumes no responsibility for the accuracy or completeness of such information. None of the Parent designees is a director of, or holds any position with, Johns Manville. To the best of Parent's knowledge, no Parent designee or any of its respective associates beneficially owns any equity securities or rights to acquire securities of Johns Manville, nor has any such person been involved in any transaction with Johns Manville or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission; provided, however, that National Indemnity Company, a subsidiary of Parent, owns 4,786,900 shares of Common Stock and Mr. Buffett may be deemed to control Parent and therefore may be deemed to beneficially own such shares. The name, age, present principal occupation and five-year employment history of each of the following individuals are set forth below.

                            PROPOSED DIRECTOR LIST

                                    Present Principal Occupation or Employment,
                                     Material Positions Held During Past Five
 Name                          Age                     Years
 ----                          ---  -------------------------------------------
 Warren E. Buffett...........   70 Mr. Buffett has been Chairman and Chief
                                   Executive Officer of Parent since 1970. He
                                   is also a director of Parent, The Coca-Cola
                                   Company, The Gillette Company and The
                                   Washington Post Company. His business
                                   address is 1440 Kiewit Plaza, Omaha,
                                   Nebraska 68131.

 Charles T. Munger...........   76 Mr. Munger has been a director and Vice
                                   Chairman of Parent's Board of Directors
                                   since 1978. He is Chairman of the Board of
                                   Directors and Chief Executive Officer of
                                   Wesco Financial Corporation, Chairman of the
                                   Board of Directors of Daily Journal
                                   Corporation and a director of Costco
                                   Wholesale Corporation. His business address
                                   is 355 S. Grand Avenue, 34th Floor, Los
                                   Angeles, California 90071.

 Howard G. Buffett...........   46 Mr. Buffett is Chairman of the Board of
                                   Directors of The GSI Group, a company
                                   primarily engaged in the manufacture of
                                   agricultural equipment. He is also a
                                   director of Parent, Coca-Cola Enterprises,
                                   Inc., Lindsay Manufacturing Co. and Mond
                                   Industries Inc. His business address is 1004
                                   East Illinois Street, Assumption, Illinois
                                   62510.

 Susan T. Buffett............   68 Mrs. Buffett has been a director of Parent
                                   since 1991. Mrs. Buffett has not been
                                   employed in the past five years. Her
                                   business address is 1440 Kiewit Plaza,
                                   Omaha, Nebraska 68131.

 Malcolm G. Chace............   65 Mr. Chace serves on the board of directors
                                   of Parent. In 1996, Mr. Chace was named
                                   Chairman of the Board of Directors of
                                   BankRI, a community bank located in the
                                   state of Rhode Island. Prior to 1996, Mr.
                                   Chace had been a private investor. Mr.
                                   Chace's business address is One Providence
                                   Washington Plaza, Providence, Rhode Island
                                   02903.

 Marc D. Hamburg.............   51 Mr. Hamburg has been the Vice President and
                                   Treasurer of Parent for more than the past
                                   five years. He is also the sole director of
                                   Purchaser. His business address is 1440
                                   Kiewit Plaza, Omaha, Nebraska 68131.

                                    Present Principal Occupation or Employment,
                                     Material Positions Held During Past Five
 Name                          Age                     Years
 ----                          ---  -------------------------------------------
 Ronald L. Olson.............   59 Mr. Olson has, for more than the past five
                                   years, been a partner in the law firm of
                                   Munger, Tolles & Olson LLP. He is also a
                                   director of Parent, Edison International,
                                   Western Asset Trust, Inc. and Pacific
                                   American Income Shares Inc. His business
                                   address is 355 S. Grand Avenue, 35th Floor,
                                   Los Angeles, California 90071.

 Walter Scott, Jr............   69 Mr. Scott has been Chairman of the Board of
                                   Level 3 Communications, Inc., a
                                   communications and information services
                                   company, since 1979. Level 3 Communications
                                   was formerly known as Peter Kiewit Sons',
                                   Inc., for which, until the spin-off of its
                                   construction operations in March 1998, Mr.
                                   Scott also served as Chief Executive
                                   Officer. Mr. Scott is also a director of
                                   Parent, Burlington Resources, Inc., ConAgra,
                                   Inc., Valmont Industries, Inc., Commonwealth
                                   Telephone Enterprises, Inc. and RCN
                                   Corporation. His business address is 1440
                                   Kiewit Plaza, Omaha, Nebraska 68131.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Board Attendance

  During 1999, the Board of Directors of Johns Manville had three regular meetings and ten special meetings. In 1999, each Director attended at least a minimum of 75 percent of the total number of meetings of the Board of Directors and of the Committees of which the Director was a member.

Committees of the Board of Directors

  The Board of Directors of Johns Manville has six standing Committees: Audit, Board Organization and Operation, Compensation, Executive, Finance and Health, Safety and Environment.

Audit Committee

  The Audit Committee is comprised of Messrs. Benatar, Falise, Hammes, Klein (Chairman) and Mayer. The Audit Committee met two times during 1999 and, during such meetings, met with Johns Manville's internal auditors, independent public accountants and operating and financial management. The principal functions of the Audit Committee are to review and report to the Board with respect to: (i) the annual financial statements and filings with the Securities and Exchange Commission; (ii) accounting issues significant to Johns Manville; (iii) internal auditing, accounting and financial controls;
(iv) the appointment of independent public accountants, the annual audit by the independent public accountants, including the scope of the audit, and the compensation of the independent public accountants for both audit and non-audit services; (v) Johns Manville's policies governing compliance with laws and regulations, ethics and conflicts of interest and any significant instances of employee misconduct; and (vi) travel and entertainment expenses of all officers of Johns Manville.

Committee on Board Organization and Operation

  The Committee on Board Organization and Operation is comprised of Messrs. Drew, Falise, Goodwin, Markey (Chairman) and Mayer. The Committee on Board Organization and Operation met one time during 1999. The Committee on Board Organization and Operation considers and makes recommendations to the Board with respect to the composition of the Board and matters relating to the organization, operation, function, compensation and procedures of the Board and its Committees.

Compensation Committee

  The Compensation Committee is comprised of Messrs. Benatar, Falise, Goodwin (Chairman), Hammes and Klein. The Compensation Committee met one time during 1999. The principal functions of the Compensation Committee are to: (i) approve and report to the Board with respect to executive compensation, subject to the approval of the full Board in the case of compensation of the Chief Executive Officer; (ii) review employee benefit programs and approve or recommend changes therein to the Board; and (iii) review with the Chief Executive Officer matters with respect to management development and succession.

Executive Committee

  The Executive Committee is comprised of Messrs. Drew, Falise (Chairman), Goodwin, Hammes and Mayer. The Executive Committee did not meet in 1999. The Executive Committee is delegated the authority of the full Board during the intervals between Board meetings insofar as may be lawful, except for actions relating to the declaration or payment of dividends. The Executive Committee has the responsibility to report actions taken by it to the full Board at the next meeting of the Board.

Finance Committee

  The Finance Committee is comprised of Messrs. Drew, Falise, Goodwin, Hammes, Klein and Mayer (Chairman) and Ms. Harrigan. The Finance Committee did not meet during 1999. The principal functions of the

Finance Committee are to review and report to the Board with respect to: (1) significant tax issues and treasury matters; (2) Johns Manville's capital structure; (3) the composition and actions of the Investment Committee; and
(4) Johns Manville's retirement, thrift, health and welfare and other benefit plans.

Health, Safety and Environment Committee

  The Health, Safety and Environment Committee is comprised of Messrs. Benatar (Chairman), Drew and Markey and Ms. Harrigan. The Health, Safety and Environment Committee did not meet during 1999. The principal functions of the Health, Safety and Environment Committee are to provide oversight and to report and make recommendations to the Board with respect to Johns Manville's activities relating to health, safety and environmental issues and product safety.

                           COMPENSATION OF DIRECTORS

  Charles L. Henry is the only Director who is employed by Johns Manville. He receives no fees for serving as a Director in addition to his regular compensation.

  Except for Messrs. Falise, Klein and Markey, all non-employee Directors receive an annual retainer of $25,000, $1,000 for each Board meeting attended, $1,000 for each Committee of the Board meeting attended, and reimbursement for travel expenses related to attendance at Board and Committee meetings. Each Director (other than Messrs. Falise, Klein and Markey) who serves as a Committee Chairman is paid an additional $2,500 per year. Director's fees earned by Johns Manville's Directors who are Trustees of the Trust ("Trustee Director") are paid directly to the Trust pursuant to the Manville Personal Injury Settlement Trust Agreement, as amended (the "Trust Agreement").

  In addition, non-employee Directors (other than Trustee Directors) are granted $12,500 annually in deferred shares of Common Stock under Johns Manville's Non-Employee Directors' Deferred Compensation Plan (the "Directors' Plan"). Because the Trust Agreement prohibits Trustee Directors from direct ownership of Common Stock, Trustee Directors are granted $12,500 annually to be deemed invested in non-Common Stock investment alternatives under the Directors' Plan. The Directors' Plan provides that if Trustee Directors become eligible to own Common Stock, the annual grants will automatically be deemed to be invested in Common Stock. The Directors' Plan also provides for elective deferral of annual retainers, Board and Committee meeting fees and Committee Chairman fees.

  Messrs. Falise, Goodwin, Hammes and Mayer served on a special committee of the Board of Directors in connection with the evaluation of strategic alternatives considered by Johns Manville. The special committee met 17 times in 1999 and each Director on the special committee was paid $1,000 for each meeting. In addition, each member of the special committee was paid $50,000 in June 2000 in connection with his services. Mr. Falise's amounts were paid to the Trust as described above.

                                  MANAGEMENT

Executive Officers

  The following table sets forth, as of December 28, 2000, certain information regarding Johns Manville's senior executive officers, each of whom is expected to serve in such capacity until consummation of the Merger. Officers are elected annually by the Board and serve at its discretion.

   Name                     Age                    Position with Company
   ----                     ---                    ---------------------
   Charles L. Henry........ 59  Chairman of the Board, President and Chief Financial Officer
   John J. Klocko, III..... 61  Senior Vice President and General Counsel
   Harvey L. Perry, Jr. ... 46  Senior Vice President, Engineered Products Group
   Thomas L. Caltrider..... 50  Senior Vice President, Insulation Group
   Kenneth L. Jensen....... 49  Senior Vice President and Chief Financial Officer

Business Experience

  Each of Messrs. Perry and Jensen has been an officer or executive officer of Johns Manville or its subsidiaries during the past five years. Messrs. Henry, Caltrider and Klocko have been executive officers of Johns Manville from 1996, 1997 and 1998 respectively. Prior to his joining Johns Manville, Mr Henry served in various executive positions with DuPont. Between 1993 and 1995, Mr Caltrider served as President and Chief Executive Officer of Gundle Environmental Systems, Inc. Between 1995 and the time he joined
Johns Manville, Mr. Klocko served as Associate General Counsel of DuPont.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

  The following table sets forth the identity of beneficial owners believed by Johns Manville to own more than five percent of the outstanding shares of common stock as of December 28, 2000.

                                                                      Amount
                                                                   of Beneficial Percentage
Title of Class             Name and Address of Beneficial Owner      Ownership    of Class
--------------             ------------------------------------    ------------- ----------
Common Stock............ Manville Personal Injury Settlement Trust  102,230,819      74.4%
                          143 Bedford Road, Suite 200
                          Katonah, New York 10536

--------
(1) At December 28, 2000, the trustees of the Trust were: Robert A. Falise, Chairman and Managing Trustee, Louis Klein, Jr., Frank J. Macchiarola and Christian E. Markey, Jr. Messrs. Falise, Klein and Markey serve on Johns Manville's Board of Directors.

Security Ownership of Management

  The following table sets forth the number of shares of common stock beneficially owned by all directors and senior executive officers and all directors and executive officers as a group as of December 28, 2000. As of December 28, 2000, the percentage of common stock beneficially owned by any director, executive officer or by all directors and executive officers as a group, did not exceed 1.0 percent of the outstanding shares of the common stock, excluding the 102,230,819 shares of common stock owned by the Trust (constituting 74.4% of the outstanding shares of Common Stock) and attributed to certain directors who disclaim beneficial ownership of such shares.

                                                   Common Stock     Percentage
            Name of Beneficial Owner             Beneficial Owned    of Class
            ------------------------             ----------------   ----------
Leo Benatar.....................................        18,255(1)        *
Thomas L. Caltrider.............................       316,103(2)        *
Ernest H. Drew..................................        13,105(3)        *
Robert A. Falise................................   102,230,819(4)       74.4%
Todd Goodwin....................................        43,218(5)        *
Michael N. Hammes...............................        11,633(6)        *
Kathryn R. Harrigan.............................        13,737(7)        *
Charles L. Henry................................     1,256,358(8)        *
Kenneth L. Jensen...............................       329,272(9)        *
Louis Klein, Jr. ...............................   102,230,819(4)       74.4%
John J. Klocko, III.............................       128,564(10)       *
Christian E. Markey, Jr. .......................   102,230,819(4)       74.4%
William E. Mayer................................        42,347(11)       *
Harvey L. Perry, Jr. ...........................       410,434(12)       *
All Directors and executive officers as a group
 (14 persons)...................................   104,813,745(13)      76.3%

--------
  * Ownership is less than 1 percent.

 (1) Includes 13,755 deferred shares issuable under Johns Manville's the Non-Employee Directors' Deferred Compensation Plan.

 (2) Includes options to purchase 233,787 shares and 28,533 deferred shares issuable under Johns Manville's Deferred Compensation Plan.

 (3) Includes 13,105 deferred shares issuable under Johns Manville's Non-Employee Directors' Deferred Compensation Plan.

 (4) All of these 102,230,819 shares of common stock are owned by the Trust, of which Mr. Falise is the Chairman and Managing Trustee, and Messrs. Klein, Macchiarola and Markey are Trustees. Voting power with respect to such shares is shared by all four Trustees of the Trust, and none of Messrs. Falise, Klein, Macchiarola or Markey can vote the shares alone. Each of Messrs. Falise, Klein, Macchiarola and Markey disclaims beneficial ownership of any shares of common stock of Johns Manville. Pursuant to the Amended and Restated Manville Personal Injury Settlement Trust Agreement, dated as of April 29, 1997, between Johns Manville and the Trustees, no Trustee may individually own any securities of Johns Manville or its affiliates or have any other direct or indirect financial interest in Johns Manville or its affiliates.

 (5) Includes 24,118 deferred shares issuable under the Non-Employee Directors' Deferred Compensation Plan.

 (6) Includes 11,633 deferred shares issuable under the Non-Employee Directors' Deferred Compensation Plan.

 (7) Includes 7,737 deferred shares issuable under the Non-Employee Directors' Deferred Compensation Plan.

 (8) Includes options to purchase 949,264 shares and 169,002 deferred shares issuable under the Johns Manville's Deferred Compensation Plan.

 (9) Includes options to purchase 236,621 shares and 36,969 deferred shares issuable under Johns Manville's Deferred Compensation Plan.

(10) Includes options to purchase 95,825 shares and 7,267 deferred shares issuable under Johns Manville's Deferred Compensation Plan.

(11) Includes 22,347 deferred shares issuable under the Non-Employee Directors' Deferred Compensation Plan.

(12) Includes options to purchase 299,343 shares and 53,919 deferred shares issuable under Johns Manville's Deferred Compensation Plan.

(13) Includes 92,695 deferred shares issuable under the Non-Employee Directors' Deferred Compensation Plan; 295,690 deferred shares issuable under Johns Manville's Deferred Compensation Plan, options to purchase 1,814,840 shares and 102,230,819 shares owned by the Trust. See note (4) above.

                      COMPENSATION OF EXECUTIVE OFFICERS

                     Report of the Compensation Committee

  The Compensation Committee of the Board of Directors (the "Committee") is composed entirely of Directors who are not employees of Johns Manville or any of its subsidiaries. The Board of Directors has delegated to the Committee the responsibility for establishing and administering Johns Manville's executive compensation plans subject to the Board's final approval of major new compensation systems and the Chief Executive Officer's compensation. Johns Manville consults with outside compensation consultants, attorneys and other specialists.

  Johns Manville's primary objective is to work with management to design and implement compensation systems that both attract and retain a top quality management team and motivate that team to build long-term value for stockholders. The guiding principle of Johns Manville's compensation system is "Pay for Performance," with an emphasis on variable pay tied to the attainment of performance goals. Under the Pay for Performance philosophy used throughout the organization, the combination of annual incentive bonuses, which are dependent on performance, equity-related long-term awards and base salary offers the opportunity for executives' average total compensation from all sources over a number of years to reach competitive levels of total compensation. However, actual total compensation levels may range below or above competitive levels based on performance. The compensation system aligns the interests of executives with the interests of stockholders and encourages employees to anticipate and respond to business challenges and opportunities while avoiding an entitlement attitude.

  Together with its outside experts, Johns Manville reviews compensation practices of other companies and the prevailing salary and total compensation levels. Comparisons are made with compensation levels for a broad group of companies, including companies included in the Standard & Poor's Building Materials Index, which reflects Johns Manville's principal lines of business. Target compensation levels are determined based upon the 50th to 75th percentile levels of compensation at comparable companies for comparable performance. Johns Manville considers its mix of businesses, its unique stock ownership and its strategic and tactical objectives when target compensation levels are set.

  Section 162(m) of the Internal Revenue Code (the "Code") generally disallows a tax deduction to public companies for compensation over $1 million paid to the Chief Executive Officer and the other four most highly compensated individuals who are executive officers as of the end of the year. An exception is made for qualifying performance-based compensation if certain requirements are met. Johns Manville's policy is to preserve corporate tax deductions by qualifying compensation paid over $1 million to named executive officers, but it also maintains the flexibility to approve compensation arrangements that it deems to be in the best interests of Johns Manville and its stockholders but which may not always qualify for full tax deductibility, as was the case in 1999 with respect to a portion of Mr. Henry's compensation.

Compensation Philosophy

  The discussion below outlines Johns Manville's philosophy for administering the three major components of executive pay: base salary, annual incentive and stock options.

  Base Salaries. Johns Manville determines base salaries of executives by considering the following factors listed in order of importance: the significance of the executive's position to Johns Manville, the executive's experience and expertise in his or her position, and competitive marketplace salaries for similar positions. Johns Manville bases individual salary increases on each person's performance. Base salaries for current executive officers increased, on average, 4 percent in 1999. Johns Manville's policy is to position base salaries at or below competitive levels for similarly qualified executives in comparable positions.

  Annual Incentive Bonus. Since 1987, Johns Manville has had an annual incentive pay plan that provides above average bonus opportunities when Company performance merits such awards. Target bonuses for executive officers in 1999 ranged from 65 percent to 100 percent of their respective base salaries.

  For 1999, the maximum bonus potential, according to the formula in the plan, would be triggered at achievement of 125 percent of 1999 earnings per share targets and 130 percent of 1998 earnings per share amounts. The minimum bonus award required the achievement of 75 percent of 1999 earnings per share targets and 1998 earnings per share amounts. Achievements in excess of 130 percent of earnings per share targets or personal achievements of particular significance could result in bonuses in excess of 200 percent of target bonuses. In some cases, after-tax operating income targets are utilized in addition to earnings per share targets. Johns Manville reviews and approves the annual performance targets, other performance objectives, and maximum and minimum performance levels at the beginning of each year.

  In 1999, Johns Manville weighted 80 percent of the bonus on financial goals and 20 percent of the bonus on our assessment of an individual executive's performance. In approving individual awards, Johns Manville considered the achievement of record levels of earnings per share at Johns Manville
(68% percent higher than 1998), the substantial additional efforts of executives in connection with Johns Manville's exploration of strategic alternatives and the accomplishment of many key strategic initiatives during 1999. For 1999, Johns Manville's various business divisions achieved between 78 percent and 119 percent of their respective after-tax operating income targets, while Johns Manville as a whole achieved 162 percent of its earnings per share target. Johns Manville also took into account the Chief Executive Officer's appraisal of each senior officer and made its decision regarding individual awards without expressly weighting any of the foregoing criteria higher than any other of such criteria. Based on the achievements described above, aggregate annual incentive compensation for executive officers in 1999 was 168 percent of target bonuses. Executive officers who elected to defer receipt of all or part of their annual incentive bonus and to have such amounts deemed to be invested in Common Stock for at least two years, will receive a 15 percent premium grant of Common Stock at the end of the two-year period if still employed at such time.

  Long-Term Incentive Plans. In 1996, Johns Manville adopted the Johns Manville Corporation 1996 Executive Incentive Compensation Plan (the "Stock Plan"), which was approved by stockholders at the 1996 Annual Meeting. Options and awards have been granted under the Stock Plan with the intention to recognize the joint commitment of the Board of Directors and key management to a long- term growth strategy and the creation of stockholder value.

  Effective January 1, 1996, Johns Manville granted ten-year stock options and deferred stock awards to executive officers and other members of management in amounts representing a multi-year long-term incentive grant. The exercise price of 60 percent of the options was established at $10.625 per share, the market price of the Common Stock (the "Market Price") on June 7, 1996, the actual date of grant, and the exercise price of the remaining 40 percent of the options was established at $13.281 per share, which represents a twenty-five percent premium over the Market Price. Fifty percent of the options vested at December 31, 1996 and 50 percent vested at December 31, 1997. The deferred stock awards represent the right to receive Common Stock or the value thereof and current dividends thereon. Sixty percent of the deferred stock vested on December 31, 1998, and the remainder will vest in equal amounts on December 31, 1999 and December 31, 2000, assuming continued employment. Executive officers joining Johns Manville since January 1, 1996 have also been awarded options and deferred stock under the Stock Plan in prorated amounts based on their starting dates and the stock price at such times.

  On December 10, 1998, Johns Manville granted additional ten-year stock options to executive officers and other members of management. In light of the multi-year grant described above, these options represented approximately one-half of a normal annual grant. The exercise price of the options was established at $15.1875, the market price of the Common Stock on December 10, 1998, the actual date of grant. One-third of the options vested on December 31, 1999 and the remainder will vest equally on each of the two succeeding anniversaries of such date.

  CEO Compensation. Mr. Henry's total compensation has been determined in accordance with the principles described above which are applicable to all executive officers of Johns Manville. Mr. Henry's 1999 base salary of $725,000 is in accordance with the average of annual salaries for chief executive officers of comparable companies. Mr. Henry received an annual incentive bonus for 1999 of $1,218,084 based upon the factors discussed above and on Johns Manville's assessment of Mr. Henry's individual accomplishments.

  Johns Manville believes the design of its total compensation system accomplishes Johns Manville's goals of attracting new management talent, retaining Johns Manville's high quality ongoing management team and aligning the interests of these executives with those of stockholders.

1999 Compensation Committee

Todd Goodwin, Chairman

Leo Benatar

Ernest H. Drew

Robert A. Falise

Michael N. Hammes

Louis Klein, Jr.

Compensation Summary

  The following Summary Compensation Table sets forth the compensation earned from Johns Manville during 1997 through 1999 by Charles L. Henry, Johns Manville's Chief Executive Officer, and by each of the other four most highly compensated executive officers of Johns Manville during 1999 (the "Named Executive Officers"). Bonuses are shown for the year earned, although these are generally paid at the beginning of the subsequent year.

                          JOHNS MANVILLE CORPORATION
                          SUMMARY COMPENSATION TABLE

                                               Annual
                                            Compensation                    Long-Term Compensation
                                          ----------------                --------------------------
                                                                    Awards           Payouts
                                                    Other  ------------------------- -------
                                                    Annual                Securities           All
                                                    Comp.    Restricted   Underlying  LTIP    Other
        Name and                                     ($)   Stock Award(s)  Options/  Payouts  Comp.
   Principal Position     Year Salary ($) Bonus ($)  (1)      ($) (2)      SARs (#)  ($) (3) ($) (4)
   ------------------     ---- ---------- --------- ------ -------------- ---------- ------- -------
Charles L. Henry(5).....  1999  725,000   1,218,084  6,163      -0-          -0-       -0-    10,000
 Chairman of the Board,   1998  725,000   1,375,000  5,608      -0-        125,000     -0-     9,600
 President & CEO          1997  650,000     650,000 26,390      -0-            200     -0-     8,181

Thomas L. Caltrider(6)..  1999  295,000     351,015  3,073      -0-          -0-       -0-    10,000
 Senior Vice President,   1998  275,000     365,750 27,115      -0-         38,300     -0-    18,496
 Insulation Group         1997  143,750     130,000 21,751    357,994      197,203     -0-    74,519

John J. Klocko, III(7)..  1999  225,000     231,099  1,210      -0-          -0-       -0-    10,000
 Senior Vice President    1998   93,750     109,687  1,287    199,355       98,174     -0-    45,110
 and General Counsel      1997    -0-        -0-     -0-        -0-          -0-       -0-     -0-

John P. Murphy(8).......  1999  250,000     273,026 23,835      -0-          -0-       -0-    10,000
 Senior Vice President    1998  225,000     277,875 13,076      -0-         30,250     -0-   109,600
 and Chief Financial
  Officer                 1997   18,750      10,000  -0-      254,353       128,02     -0-     -0-

Harvey L. Perry, Jr. ...  1999  251,667     300,395     76      -0-          -0-       -0-    10,000
 Senior Vice President,   1998  235,000     260,206  -0-       97,606       91,139     -0-     9,600
 Engineered Products
  Group                   1997  210,000     121,000 15,038      -0-            200   338,842   8,181

-------
(1) Other Annual Compensation represents amounts reimbursed by Johns Manville to the Named Executive Officers in respect of the taxable value of perquisites provided to such officers.

(2) The number and value of aggregate deferred Common Stock awards held by each of the Named Executive Officers at the end of 1999, based on the fair market value of the Common Stock on December 31, 1999, are as follows: Mr. Henry--47,059 shares with a value of $655,885; Mr. Caltrider--10,165 shares with a value of $141,675; Mr. Klocko--5,076 shares with a value of $70,747; Mr. Murphy--7,499 shares with a value of $104,517; and Mr. Perry--10,997 shares with a value of $153,271.

  The following table shows the vesting schedule of all shares awarded which, as of December 31, 1999, had not previously vested for the Named Executive
Officers:

                                                                           2000
                                                                          ------
     C.L. Henry.......................................................... 47,059
     T.L. Caltrider...................................................... 10,165
     J.J. Klocko, III....................................................  5,076
     J.P. Murphy.........................................................  7,499
     H.L. Perry, Jr. .................................................... 10,997

  Each share of deferred stock is entitled to receive a payment equal to dividends declared and paid on shares of the Common Stock. Upon the occurrence of certain events which constitute a Change in Control (as defined under "Employment Agreements and Other Arrangements") and upon the occurrence of certain events described in the award agreements (including certain terminations of employment) all outstanding shares of deferred stock become immediately vested and, their value may be paid in cash to the holders.

(3) Amounts represent payments made under Johns Manville's 1994 Long Term Cash Incentive Compensation Plan.

(4) Amounts in this column represent $8,896 paid to Mr. Caltrider in 1998 for relocation expenses; $42,972 paid to Mr. Klocko in 1998 for relocation expenses; $100,000 paid to Mr. Murphy in 1998 in lieu of relocation payments; and $67,092 paid to Mr. Caltrider in 1997 for relocation expenses. All other amounts in this column of up to $8,181 in 1997, $9,600 in 1998 and $10,000 in 1999 represent Johns Manville's contribution to each of the Named Executive Officers' accounts in Johns Manville's 401(k) Plan.

(5) Mr. Henry announced his retirement effective March 31, 2000, which has been postponed.

(6) Mr. Caltrider joined Johns Manville effective June 5, 1997.

(7) Mr. Klocko joined Johns Manville effective August 1, 1998.

(8) Mr. Murphy joined Johns Manville effective December 1, 1997 and left Johns Manville effective February 29, 2000.

Option/SAR Grants in Last Fiscal Year

  No options were granted to the Named Executive Officers in 1999.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                          YEAR-END OPTION/SAR VALUES

  The following table provides information concerning the exercise of stock options and SARs by the Named Executive Officers during 1999 and the value of unexercised options and SARs at the end of 1999.

                          JOHNS MANVILLE CORPORATION
              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                        AND YEAR-END OPTION/SAR VALUES
                         YEAR ENDED DECEMBER 31, 1999

                                                   Number of
                                                   Securities       Value of
                                                   Underlying      Unexercised
                                                  Unexercised     In-the-Money
                         Shares                    Options at      Options at
                       Acquired on                 FY-End (#)      FY-End ($)
                        Exercise      Value       Exercisable/    Exercisable/
Name                       (#)     Realized ($)  Unexercisable    Unexercisable
----                   ----------- ------------ ---------------- ---------------
Charles L. Henry.....     None         None     907,497 / 83,533 1,948,209 / 350
Thomas L. Caltrider..     None         None     209,770 / 25,733   299,611 / 350
John J. Klocko, III..     None         None      44,047 / 54,127           0 / 0
John P. Murphy.......     None         None     138,105 / 20,166     241,504 / 0
Harvey L. Perry,
 Jr..................     None         None     275,226 / 25,733   593,156 / 350

Pension Plan

  Salaried employees are participants in the Johns Manville Employees Retirement Plan (the "Retirement Plan"). Pension benefits under the Retirement Plan are limited to the amounts allowed by the provisions of the Code. Johns Manville has adopted a Supplemental Pension Plan ("Supplemental Plan") that provides for payment of the difference between the benefits earned pursuant to the Retirement Plan, without regard to Code limits, and the amounts actually available from the Retirement Plan. Former and current executive officers, and other employees, are eligible to participate in the Supplemental Plan. In addition, Mr. Henry is entitled to an individual retirement arrangement under the terms of his employment agreement. See "Employment Agreements and Other Arrangements." The Supplemental Plan may be funded by contributions to an irrevocable Supplemental Pension Plan Trust for the accounts of participants.

  The following Pension Plan Table sets forth, as of December 31, 1999, the estimated annual benefits payable upon retirement, including amounts attributable to the Supplemental Plan, for specified remuneration levels and years of service.

                                             Years of Service
                           -----------------------------------------------------
Remuneration                  5        10       15       20       25       30
------------               -------- -------- -------- -------- -------- --------
$ 300,000................. $ 20,408 $ 40,817 $ 61,225 $ 81,634 $102,042 $122,450
  400,000.................   27,409   54,817   82,226  109,634  137,043  164,452
  500,000.................   34,409   68,818  103,226  137,635  172,044  206,453
  600,000.................   41,408   82,817  124,225  165,634  207,042  248,450
  700,000.................   48,409   96,817  145,226  193,634  242,043  290,452
  800,000.................   55,409  110,818  166,226  221,635  277,044  332,453
  900,000.................   62,408  124,817  187,225  249,634  312,042  374,450
 1,000,000................   69,409  138,817  208,226  277,634  347,043  416,452
 1,200,000................   83,408  166,817  250,225  333,634  417,042  500,450
 1,400,000................   97,409  194,818  292,226  389,635  487,044  584,453
 1,600,000................  111,409  222,817  334,226  445,634  557,034  668,452

--------
Notes:

(1) Had the Named Executive Officers retired as of December 31, 1999, their remuneration, for purposes of the table set forth above, would have been as follows: Mr. Henry, $1,485,000; Mr. Caltrider, $532,875; Mr. Klocko, $334,687; Mr. Murphy, $381,438; and Mr. Perry, $395,141.

(2) On December 31, 1999, the Named Executive Officers had the following years of credited service under the Retirement Plan: Mr. Henry, 3; Mr. Caltrider, 2; Mr. Klocko, 1; Mr. Murphy, 2; and Mr. Perry, 21.

(3) The Retirement Plan provides for payment of a retirement allowance based on 1.02 percent of the participant's five-year average final salary up to Covered Compensation (as defined in the Retirement Plan) plus 1.4 percent of the participant's average final salary greater than Covered Compensation multiplied by the participant's years of benefit service up to a maximum of 35 years plus 1.33 percent of the participant's average final salary multiplied by the participant's years of service over 35 plus
    2.5 percent of the value of the participant's refunded contributions and interest compounded at 5.0 percent until normal retirement age. Salary, as defined in the Retirement Plan, includes payments under Johns Manville's annual incentive pay plan, but excludes payments under Johns Manville's long-term incentive compensation plan. The benefits are determined by using straight-life annuity amounts and are not subject to reduction for Social Security benefits.

Employment Agreements and Other Arrangements

  Each of the Named Executive Officers and certain other salaried executives of Johns Manville have entered into three-year employment agreements that provide for lump sum separation payments upon any termination of employment other than termination for cause, voluntary resignation without "good reason" as defined in the employment agreements, or termination as a result of death, disability or retirement. For the Named Executive Officers, prior to a Change in Control, as defined below, separation payments under such contracts generally equal a total of two times the annual salary, the full year bonus at target levels of performance under Johns Manville's annual incentive pay plan and certain other benefits. Following a Change in Control, the definitions of "cause" and "good reason" are liberalized and benefits payable are enhanced. Following a Change in Control, upon a termination of employment other than (i) for cause, (ii) a voluntary resignation without "good reason," or (iii) as a result of death, disability or retirement, benefits include three years' annual salary, three years' target annual bonus, two years' additional credit in certain cases under the Supplemental Plan, a pro-rata portion of the target annual bonus for the year of termination, 36 months of continued welfare benefits and 24 months of continued perquisites. In addition, Johns Manville has agreed that if any of the Named Executive Officers is determined to be subject to any excise tax under Code Section 4999 and related interest and penalties as a result of any payments made to him ("Excise Tax"), Johns Manville shall pay such officer an amount which, after taking into account any federal, state and local income taxes and excise taxes upon such amount, is equal to the amount of the Excise Tax. Change in Control is defined in the employment agreements to include a variety of events, including significant changes in Johns Manville's stock ownership or board of directors and sales of significant assets by Johns Manville. The consummation of the transactions contemplated by the Merger Agreement would constitute a Change in Control.

  In order to provide Mr. Henry with retirement benefits comparable to the retirement benefits he would have earned at his prior employer, Mr. Henry's employment agreement also provides for certain supplemental retirement benefits, generally equal in value to a single life annuity of approximately $900,000 per year less the amount of all annual payments which Mr. Henry is entitled to receive under all defined benefit plans maintained by Johns Manville and by his prior employer. The retirement benefits are subject to reduction in the event Mr. Henry's employment terminates prior to his attaining the age of 62. In connection with his previously announced retirement and in consideration of his agreement to provide certain transitional services, Johns Manville agreed to provide Mr. Henry with the present value of these retirement benefits without any reduction. Pursuant to this agreement, the present value of these retirement payments, estimated to be approximately $5.0 million, will be paid to Mr. Henry by January 10, 2001. In addition, Johns Manville agreed to provide the Change in Control benefit described above upon the closing of a transaction constituting a Change of Control, if a binding agreement with respect to such Change of Control was entered into prior to Mr. Henry's retirement. These payments, estimated to be an additional amount of approximately $4.5 million, would be paid to Mr. Henry upon the consummation of the transactions contemplated by the Merger Agreement. In all other respects, Mr. Henry is entitled to such benefits as are generally payable to retirees as provided by his employment agreement and other Company plans. Johns Manville and Mr. Henry are currently considering an extension of Mr. Henry's employment agreement.

Compensation Committee Interlocks and Insider Participation

  The Compensation Committee is currently comprised of Messrs. Benatar, Drew, Falise, Goodwin (Chairman), Hammes and Klein. No interlocks existed and no insider participation occurred during 1999 between the Compensation Committee and the officers or employees of Johns Manville.

Performance Graph

  Presented below is a table comparing the total stockholder return on Common Stock, assuming full dividend reinvestment, with the Standard & Poor's 500 Index (S&P 500) and the Standard & Poor's Building Materials Index (S&P Building Materials). The table below compares Johns Manville's performance to the other indices for the five-year period ended December 31, 1999.

                          JOHNS MANVILLE CORPORATION

                                 Cumulative Return at Fiscal Year End
                             -------------------------------------------------
                             1994   1995     1996     1997     1998     1999
                             ----  -------  -------  -------  -------  -------
Johns Manville..............  100   144.44   192.79   184.90   306.53   264.27
S&P 500.....................  100   134.11   166.30   225.49   289.93   350.93
S&P Building Materials......  100   133.39   160.30   189.47   210.73   169.03

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Trust owns approximately 74.4 percent of the outstanding Common Stock and by virtue of such stock ownership is able to nominate and elect Directors of Johns Manville as the Trust determines. Three of Johns Manville's current Directors, Messrs. Falise, Klein and Markey, are Trustees of the Trust.

  In connection with the transactions contemplated pursuant to the Merger Agreement, including the Offer and the Merger, Johns Manville and the Trust have entered into the Trust Letter Agreement, the Share Purchase Agreement and the Tax Matters Agreement and will enter into, at the closing of the transactions contemplated by the Tax Matters Agreement, the Amended Supplemental Agreement, the Amendment to the Trust Agreement and the Escrow Agreement. A summary of each of the Tax Matters Agreement, the Amended Supplemental Agreement, the Amendment to the Trust Agreement, the Escrow Agreement, the Trust Letter Agreement and the Share Purchase Agreement is contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and each summary should be read in its entirety for a more complete description of the terms and provisions of these agreements with the Trust.

Policy of the Board of Directors

  All ongoing and any future transactions with affiliates of Johns Manville, if any, will be on terms believed by Johns Manville to be no less favorable than are available from unaffiliated third parties and will be approved by a majority of disinterested directors.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Johns Manville's executive officers and directors, and persons who beneficially own more than 10% of a registered class of Johns Manville's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on a review of the copies of reports furnished to Johns Manville and written representations from Johns Manville's executive officers, directors and persons who beneficially own more than 10% of Johns Manville's equity securities, Johns Manville believes that, during fiscal year 1999, all filing requirements applicable to its officers, directors and ten percent beneficial owners were met, except that Mr. Caltrider filed a late report with respect to his purchase of 1,500 shares of Common Stock.